SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Systematized Benefits Administrators, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Farmington Avenue
(No. and Street)

Hartford (City) CT (State) 06156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan J. Stamm 860-723-3955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street, (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan J. Stamm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Systematized Benefits Administrators, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director ~~and~~ Vice President

Title

My Commission Expires 7/31/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying statement of financial condition of Systematized Benefits Administrators, Inc. as of December 31, 2005, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 3, 2006

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Financial Statements and Schedules
(with Report of Independent Auditors thereon)

December 31, 2005

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Financial Condition
as of December 31, 2005

<u>Assets</u>

Cash	$	2,450,752
Short-term investments		428,441
Due from affiliates under tax allocation agreement		200,846
Prepaid expenses		12,158
Other assets		140,749
Total assets	$	3,232,946

<u>Liabilities and Shareholder's Equity</u>

<u>Liabilities:</u>

Due to affiliates	$	616,632
Other liabilities		36,196
Total liabilities		652,828

<u>Shareholder's Equity:</u>

Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)		1,000
Paid-in capital		99,000
Retained earnings		2,480,118
Total shareholder's equity		2,580,118
Total liabilities and shareholder's equity	$	3,232,946

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Income
For the year-ended December 31, 2005

Revenue		
Service fees	$	2,520,238
Interest on short-term investments		11,621
Total revenue		2,531,859
Expenses		
Sales and administrative expenses		1,710,347
Income before income taxes		821,512
Income taxes		314,229
Net income	$	507,283

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2005	$ 1,000	$ 99,000	$ 1,972,835	$ 2,072,835
Net income	---	---	507,283	507,283
Balance at December 31, 2005	$ 1,000	$ 99,000	$ 2,480,118	$ 2,580,118

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Cash Flows
For the year-ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 507,283
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in due to/ from affiliates	367,785
Increase in prepaid expenses	(12,158)
Net change in other liabilities and other assets	(8,275)
Net cash provided by operating activities	854,635
Cash flows from investing activities:	
Net purchases of short-term investments	(11,622)
Net cash used for investing activities	(11,622)
Increase in cash	843,013
Cash, beginning of year	1,607,739
Cash, end of year	$ 2,450,752
Supplemental cash flow information:	
Income taxes paid	$ 531,374

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Notes to Financial Statements

December 31, 2005

1. Organization and Nature of Business

Systematized Benefits Administrators, Inc. (the "Company") is a wholly owned subsidiary of ING Services Holding Company, Inc. ("ISHC"). ISHC is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"). Lion is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), which in turn is ultimately owned by ING Groep N.V. ("ING").

The Company is registered with the Securities Exchange Commission ("SEC") as a broker/dealer, in all states except Minnesota, under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is qualified to do business in all states, as a general-purpose corporation to provide third party administration services to employers for employee benefit plans they administer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Cash

Cash represents demand deposits.

Short-Term Investments

Short-term investments, consisting of money market mutual funds, are stated at amortized cost, which approximates fair value.

2. Summary of Significant Accounting Policies (Continued)

Revenue and Expense Recognition

Service fees, consisting of maintenance and administrative fees, are recorded as revenue when earned. Service fees include revenue from a related party, ING Life Insurance and Annuity Company ("ILIAC"), to compensate the Company for services performed on ILIAC's behalf. Sales and administrative expenses are recorded when incurred.

Interest from short-term investments is recorded as revenue when earned.

Related Party Transactions

Substantially all administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

The Company performs administrative and marketing services relating to contracts for which ILIAC acts as an investment advisor. Revenue from these services was $1.3 million and is included in service fees on the Statement of Income.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

3. Income Taxes (Continued)

Income tax expense consists of the following for the year-ended December 31, 2005:

Current:	
Federal	$273,153
State	41,076
Total	$314,229

Variations from the federal statutory rate are as follows for the year-ended December 31, 2005:

Expected federal income tax expense at statutory rate of 35%	$287,529
State income tax expense, net of federal benefit	26,700
Income tax expense	$314,229

The Company did not have any book-to-tax differences in the bases of its assets and liabilities; accordingly, the Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2005.

The Company had a receivable for state income taxes of $37,609, which has been included in other assets on the Statement of Financial Condition.

The Internal Revenue Service is currently examining the Company's tax returns for the years 2002 and 2003. Management is not aware of any adjustments that would have a material impact on the financial statements of the Company.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Notes to Financial Statements (Continued)

December 31, 2005

4. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had a ratio of aggregate indebtedness to net capital of .29 to 1 and net capital of $2,217,796, which was $2,174,275 in excess of its required net capital of $43,521.

5. Concentration of Revenue with a Customer

The Company has a customer from whom a significant amount of the Company's revenue is earned. The loss of this customer would have a material adverse effect on the earnings of the Company.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Computation of Net Capital and Basic Net Capital Requirement Under Rule 15c3-1

December 31, 2005

NET CAPITAL:	
Total shareholder's equity	$2,580,118
Less: non-allowable assets	353,753
Net capital before haircuts on securities positions	2,226,365
Less: haircuts on securities positions	8,569
Net capital	$2,217,796
Aggregate indebtedness	$ 652,828
Net capital requirement (greater of 6 2/3% of aggregate indebtedness which is $43,521 or $25,000)	43,521
Excess of net capital over minimum required	$2,174,275
Ratio of aggregate indebtedness to net capital	.29 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part IIA are not different from the amounts reported above.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

The Company does not handle securities or carry security accounts for its customers and is exempt from Rule 15c3-3 under Section (k)(1).

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Systematized Benefits Administrators, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of the differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 3, 2006